UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	NTT DoCoMo Increases Stake in Philippine Long Distance Telephone

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: January 22, 2008	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

For Immediate Release

NTT DoCoMo Increases Stake in Philippine Long Distance Telephone

TOKYO, JAPAN, January 22, 2008 — NTT DoCoMo, Inc. announced today that during the period from March 2007 through January 22, 2008 it raised its stake in Philippine Long Distance Telephone Company (PLDT), the largest telecommunications company in the Philippines, to 13.34% of the outstanding common stock of PLDT. During this period, DoCoMo acquired 12,532,214 additional shares of common stock of PLDT, or 6.64% of the outstanding common stock of PLDT, for 86.7 billion Japanese yen, or approximately 760 million U.S. dollars.

The combined holdings of DoCoMo and NTT Communications Corporation, a sister company in the NTT Group, are now 20.03% of the outstanding common stock of PLDT.

DoCoMo, beginning with its initial acquisition of 12,633,486 shares of PLDT (6.7% of the outstanding common stock of PLDT) from NTT Communications in March 2006, has been steadily increasing its stake as part of the building of its comprehensive partnership with PLDT. The increased stake also enables DoCoMo to book the investment using the equity method and reclassify PLDT as an affiliate.

The investment also strengthens DoCoMo’s business tie-up with Smart Communications, Inc. (SMART), PLDT’s wholly-owned mobile communications subsidiary. Working with SMART, DoCoMo intends to develop mutually beneficial technologies and services, including international roaming between Japan and the Philippines.

For further information, please contact:

    Shuichiro Ichikoshi or Shinya Yokota

    International PR

    Public Relations Department

    Tel: +81-3-5156-1366

    Fax: +81-3-5501-3408

    Website: www.nttdocomo.com

    Inquiries may also be made through the following URL:

    http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves over 53 million customers, including 40 million people subscribing to FOMA, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

Attachment

Details of DoCoMo’s Increased Investment in PLDT

1.	Objectives for Raising Stake

•	Enhance PLDT’s business development in the Philippines by making it an affiliated company of DoCoMo.

•	Expand business opportunities for DoCoMo.

•	Enhance international roaming services between Japan and the Philippines.

2.	Transactions

Duration of share purchase: March 2007 - January 2008

No. of additional shares purchased: 12,532,214 (6.64% of PLDT’s outstanding common stock)

Shares now held by DoCoMo: 25,165,700 (13.34% of PLDT’s outstanding common stock)

Combined holdings of DoCoMo and NTT Communications: 20.03%

Total purchase price for additional shares: JPY86.7 billion (US$760 million*)

*	At the exchange rate of JPY114.15 to US$1.00.

3.	Breakdown of PLDT Ownership

*	First Pacific is a Hong Kong-based investment and management company.

4.	Philippine Long Distance Telephone Company

Representative: Napoleon L. Nazareno

Headquarters: Manila, Republic of the Philippines

Employees: 28,219 (PLDT Group total in 2006)

Business: Provider of fixed-line telecommunications in the Philippines

Consolidated Operating Revenue in 2006*: 127.5 billion pesos (US$2.6 billion*)

Consolidated Net Income in 2006*: 33.6 billion pesos (US$685 million*)

5.	Smart Communications, Inc.

Representative: Napoleon L. Nazareno

Headquarters: Manila, Republic of the Philippines

Business: Provider of wireless telecommunications in the Philippines

Wireless Operating Revenue in 2006*: 80.4 billion pesos (US$1.64 billion*)

*	Source: Published financial data in conformity with U.S. GAAP (at the exchange rate of Php49.045 to US$1.00)